

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

December 28, 2007

VIA U.S. MAIL and FACSIMILE

David A. Almeida
Chief Financial Officer
Axsys Technologies, Inc.
175 Capital Boulevard, Suite 103
Rocky Hill, Connecticut 06067

> **RE: Axsys Technologies, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed February 20, 2007**
> **File No. 000-16182**

Dear Mr. Almeida:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant